For Immediate Release

Exhibit 99.1

TFI International Announces Board Departure of Richard Guay

Montreal, Quebec, November 22, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the retirement of consultant and independent director Richard Guay after 18 years on the Company’s Board.  Mr. Guay will depart December 31, 2022.

“Since first joining our Board in 2004, Richard has brought tremendous insight and passion to our decision-making process during a period of phenomenal growth for TFI International, capped by our first-ever Investor Day earlier this month,” stated Alain Bédard, Chairman, President and Chief Executive Officer.  “We wish Richard all the very best in the years ahead and sincerely appreciate his countless contributions over the years.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com